SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 14, 2014

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated April 14, 2014, entitled “SYNERON RECEIVES US FDA CLEARANCE TO MARKET THE ULTRASHAPE SYSTEM FOR FAT CELL DESTRUCTION.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: April 14, 2014

SYNERON RECEIVES US FDA CLEARANCE TO MARKET THE ULTRASHAPE
SYSTEM FOR FAT CELL DESTRUCTION

Positions Syneron with Disruptive Product Offering in Fast Growing Body
Contouring and Fat Treatment Market

Irvine, CA, April 14, 2014 - Syneron Medical Ltd. (NASDAQ: ELOS), a global market leader in the aesthetic medical device marketplace, announced today that it has received the United States Food and Drug Administration (FDA) 510(k) clearance to market the UltraShape™ System for non-invasive reduction of abdominal circumference via fat cell destruction.

The UltraShape System is the first and only non-invasive body shaping treatment that uses pulsed focused ultrasound energy that precisely targets subcutaneous fat, while keeping the surrounding tissue, vasculature, nerves and muscles intact. Unlike other body shaping technologies, UltraShape uses a pure mechanical effect to destroy fat cells without inducing thermal damage. This unique feature of the UltraShape technology results in a safe and comfortable treatment experience.

“The UltraShape technology is one of the two pillars of our body shaping strategy,” stated Shimon Eckhouse, PhD., active chairman of the board of directors of Syneron. “Our significant investment in the development of non-invasive body shaping products puts us in a unique position to lead the market with UltraShape mechanical fat destruction technology, and with our unique VelaShape III elōs based thermal technology. With these two FDA cleared technologies we have a wide range of body shaping indications including circumferential reduction in various body areas and reduction in cellulite appearance. These two complementary technologies will be key factors for serving our global customer base in the fast growing body shaping market.”  Dr. Eckhouse concluded: “our investment in the UltraShape technology of over two years resulted in a clear demonstration of the unique clinical value of this technology for safe and comfortable non-invasive fat destruction.”

“The unique set of features of this technology and the high level of consumer interest in non-invasive body shaping based on direct fat destruction, create a very important opportunity for Syneron to significantly enhance not only its capital equipment sales but also the recurring revenue part of its business”, stated Amit Meridor, Syneron’s CEO. “We plan to limit the highly anticipated initial launch of UltraShape in the US in 2014 to a select list of key opinion leaders in aesthetic medicine. This initial launch phase will enable us to fully develop our recurring revenue part of the business which we plan to combine with account managers that will support the business needs of our customers. In parallel to the US effort we plan to gradually implement similar models in international markets, in which the lack of FDA clearance of the technology was a draw-back to its growth. We expect to see the full impact of this effort in 2015”, concluded Mr. Meridor.

"UltraShape is a nonsurgical device that precisely delivers focused ultrasound energy strong enough to destroy fat cells while leaving neighboring tissue unharmed. The benefit of UltraShape is that each treatment can be customized to the individual patient. UltraShape uses non thermal ultrasound providing efficacy and the non-heat dependent energy is tolerated well by the patients", said Jeffrey M Kenkel, MD, FACS, Professor and Vice Chairman of the Department of Plastic Surgery at the University of Texas Southwestern Medical Center at Dallas, one of the primary investigators in the multi-center IDE study.

In the randomized, controlled clinical study of UltraShape which was performed at three clinical sites in the U.S. and one site outside of the U.S., a total of 150 subjects were treated and followed for up to four months. In this multi-site study, patients demonstrated an average reduction of 2.5 cm in the treatment phase and 0.5 cm reduction in the control phase.

"We observed clinically significant circumference reduction of truncal fat. The results demonstrated progressive improvement over time in circumference reduction, beginning after the first treatment session with UltraShape. The treatment was administered without the need for anesthetic and was well tolerated by patients. No serious adverse events were reported," stated William Coleman M.D., Clinical Professor of Dermatology, Adjunct Professor of Surgery (Plastic Surgery), Tulane University Health Sciences Center and a principal investigator in the study. "In our practice, patients were very satisfied with the results of the UltraShape treatment."

The UltraShape System received CE mark in 2005 and is marketed in European countries, Canada, and Asia Pacific countries. The device has been used in over 220,000 procedures worldwide, with a positive safety and effectiveness profile. Syneron acquired UltraShape in March 2012. Since the acquisition, Syneron’s main focus has been to gain FDA regulatory clearance for the system in the United States, which opens a significant market opportunity for the product and provides important validation for potential customers around the world.

Conference Call

Syneron will host a conference call to discuss the FDA clearance of the UltraShape System on Thursday, April 17, 2014 at 8:30 am ET. The Company will provide details on this conference call in a separate press release later this week.

About Syneron

Syneron Medical Ltd. is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit www.syneron-candela.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expectations, plans and prospects for the Company, including potential clinical successes, anticipated regulatory approvals and future product launches, and projected revenues, margins, earnings and market shares. The statements made by the Company are based upon management's current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions and other factors beyond the Company's control and the risk factors and other cautionary statements described in the Company's filings with the SEC, including those described in the Company's most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical makes with the SEC. The Company does not intend to update these statements and undertakes no duty to any person to provide any such update under any circumstance.

Contacts:
Zack Kubow
The Ruth Group
646-536-7020
zkubow@theruthgroup.com

Hugo Goldman
Chief Financial Officer
Hugo.Goldman@syneron.com

Syneron Medical – Public Relations
pr@syneron.com

MELISSA KELZ COMMUNICATIONS,INC - 646-450-5359
Melissa Ben-Yoseph - Melissa@kelzpr.com
Patty Mathews - Pattymathews@kelzpr.com